CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Zoo Entertainment, Inc.

We hereby consent to the use in this Prospectus, constituting a part of Amendment No. 1 to the Registration Statement on Form S-1 of Zoo Entertainment, Inc., of our report dated April 19, 2009 relating to the consolidated financial statements of Zoo Entertainment, Inc and subsidiaries as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and from the period March 23, 2007 (inception) to December 31, 2007 (which report expressed an unqualified opinion and included an explanatory paragraph related to Zoo Entertainment, Inc’s ability to continue as a going concern), which appear elsewhere herein.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Amper, Politziner & Mattia, LLP

February 2, 2010
New York, New York